UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

The Bank of Tokyo-Mitsubishi, Ltd.

UFJ Bank Limited

The Mitsubishi Trust and Banking Corporation

UFJ Trust Bank Limited

Mitsubishi Securities Co., Ltd.

UFJ Tsubasa Securities Co., Ltd.

Execution of a Merger Agreement

Tokyo, April 20, 2005 —Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi) and UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi), The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi) and UFJ Bank Limited (UFJ Bank; President: Takamune Okihara), The Mitsubishi Trust and Banking Corporation (MTB; President: Haruya Uehara) and UFJ Trust Bank Limited (UFJ Trust Bank; President: Shintaro Yasuda) and, Mitsubishi Securities Co., Ltd. (Mitsubishi Securities; President: Koichi Kane) and UFJ Tsubasa Securities Co., Ltd. (UFJ Tsubasa Securities; President: Kimisuke Fujimoto), have been preparing for the two group’s management integration in October 2005, subject to the approval of their shareholders and relevant authorities, and respectively signed relevant merger agreements today.

The main terms of the merger agreements, etc. are as set forth in the attached reference material.

(Contacts:)

Mitsubishi Tokyo Financial Group, Inc.	Corporate Communications Office	(03-3240-9059)
UFJ Holdings, Inc.	Public Relations Department	(03-3212-5460)
The Bank of Tokyo-Mitsubishi, Ltd.	Public Relations Office	(03-3240-2950)
UFJ Bank Limited	Corporate Communications Department	(03-3212-5460)
The Mitsubishi Trust and Banking Corporation	Public Relations Section	(03-6214-6044)
UFJ Trust Bank Limited	Public Relations Office	(03-3218-0775)
Mitsubishi Securities Co., Ltd.	Public Relations Office	(03-6213-6124)
UFJ Tsubasa Securities Co., Ltd.	Public Relations Department	(03-5222-8355)

[Reference Material]

Main terms of the merger agreement, etc.

1. New Holding Company

(1) Company name:	Japanese Name: Kabushiki Kaisha Mitsubishi UFJ Financial Group English Name: Mitsubishi UFJ Financial Group, Inc.

(2) Merger structure:	Merger, whereby Mitsubishi Tokyo Financial Group, Inc. (MTFG) will be the surviving entity and UFJ Holdings, Inc. (UFJ) will be the dissolving entity.

(3) Date of the shareholders’ meetings to approve the merger:	General meetings will be held on June 29, 2005

(4) Date of the merger:	October 1, 2005 Date of commercial registration of the merger: October 3, 2005 (Scheduled)

(5) Date from which dividends on the shares of common stock to be allotted and delivered in connection with the merger shall be calculated:	October 1, 2005

(6) Representatives:	Chairman: Ryosuke Tamakoshi Deputy Chairman: Haruya Uehara President & CEO: Nobuo Kuroyanagi

(7) Merger ratio:

0.62 share of MTFG common stock for each share of UFJ common stock.

One Class 8, Class 9, Class 10, Class 11 and Class 12 share of preferred stock of MTFG for each Class II, Class IV, Class V, Class VI and Class VII share of preferred stock of UFJ.

(8) Number of new shares to be issued in connection with the merger:

The number of shares to be issued is obtained by multiplying (x) the total number of shares of UFJ held by the shareholders entered or recorded in the shareholder register as of the day immediately preceding the date of the merger by (y) the above merger ratio.

However, allotment will not be made for shares of common stock held by MTFG and treasury stock held by UFJ.

(The number of new shares to be issued in connection with the merger is not decided as the preferred shares of UFJ may be converted to common stock by the date of the merger.)

[Note]

Total number of issued shares of UFJ as of March 31, 2005

Shares of common stock: 5,165,292.70 shares

Class I shares of preferred stock: 6,543 shares

Class II shares of preferred stock: 200,000 shares

Class IV shares of preferred stock: 150,000 shares

Class V shares of preferred stock: 150,000 shares

Class VI shares of preferred stock: 8 shares

Class VII shares of preferred stock: 200,000 shares

(Note) Class I shares of preferred stock that have not been converted by July 31, 2005 shall be converted into shares of common stock on August 1, 2005.

(9) Merger-related cash distribution:	No cash distribution will be made.

2. New Bank

(1) Company name:	Japanese Name: Kabushiki Kaisha Mitsubishi Tokyo UFJ Ginko English Name: The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(2) Merger structure:	Merger, whereby The Bank of Tokyo-Mitsubishi, Ltd. (BTM) will be the surviving entity and UFJ Bank Limited (UFJ Bank) will be the dissolving entity.

(3) Dates of the shareholders’ meetings to approve the merger:	BTM: June 28, 2005 UFJ Bank: June 29, 2005

(4) Date of the merger:	October 1, 2005 Date of commercial registration of the merger: October 3, 2005 (Scheduled)

(5) Date from which dividends on the shares of common stock to be allotted and delivered in connection with the merger shall be calculated:	October 1, 2005

(6) Representatives:	Chairman: Shigemitsu Miki Deputy Chairman: Ryosuke Tamakoshi President: Nobuo Kuroyanagi

(7) Merger ratio:

0.62 shares of BTM common stock for each share of UFJ Bank common stock.

One Class 3 of Series 1, Class 4 of Series 1 and Class 5 of Series 1 share of preferred stock of BTM for each Class A Series 1, Class D Series 1 and Class D Series 2 share of preferred stock of UFJ Bank.

0.34 shares of BTM common stock for each of Class E Series 1, Class G Series 1 and Class G Series 2 share of preferred stock of UFJ Bank.

3.44 shares of BTM common stock for each Class H Series 1 share of preferred stock of UFJ Bank.

As for Class E Series 1 preferred shares, if the conversion right has been exercised to convert to Class F shares of preferred stock, 0.34 shares of BTM common stock will be allotted and delivered for each Class F share of preferred stock.

(8) Number of new shares to be issued in connection with the merger:

The number of shares to be issued is obtained by multiplying (x) the total number of shares of UFJ Bank held by the shareholders entered or recorded in the shareholder register as of the day immediately preceding the date of the merger by (y) the above merger ratio.

(The number of new shares to be issued in connection with the merger is not decided as the preferred shares of UFJ Bank may be converted to common stock by the date of the merger.)

[Note]

Number of total issued shares of UFJ Bank as of March 31, 2005

Shares of common stock: 4,598,911,452 shares

Series 1 shares of preferred stock: 6,543,000 shares

Class A Series 1 shares of preferred stock: 200,000,000 shares

Class D Series 1 shares of preferred stock: 150,000,000 shares

Class D Series 2 shares of preferred stock: 150,000,000 shares

Class E Series 1 shares of preferred stock: 3,500,000,000 shares

Class G Series 1 shares of preferred stock: 400,000,000 shares

Class G Series 2 shares of preferred stock: 20,000,000 shares

Class H Series 1 shares of preferred stock: 25,000,000 shares

(Note) Shares of Series 1 preferred stock that have not been converted by July 31, 2005 shall be converted into shares of common stock on August 1, 2005.

(9) Merger-related cash distribution:	No cash distribution will be made.

3. New Trust Bank

(1) Company name:	Japanese Name: Mitsubishi UFJ Shintaku Ginko Kabushiki Kaisha English Name: Mitsubishi UFJ Trust and Banking Corporation

(2) Merger structure:	Merger, whereby The Mitsubishi Trust and Banking Corporation (MTB) will be the surviving entity and UFJ Trust Bank Limited (UFJ Trust Bank) will be the dissolving entity.

(3) Date of the shareholders’ meetings to approve the merger:	MTB: June 28, 2005 UFJ Trust Bank: June 29, 2005

(4) Date of the merger:	October 1, 2005 Date of commercial registration of the merger: October 3, 2005 (Scheduled)

(5) Date from which dividends on the shares of common stock to be allotted and delivered in connection with the merger shall be calculated:	October 1, 2005

(6) Representatives:	Chairman: Akio Utsumi President: Haruya Uehara

(7) Merger ratio:

0.62 shares of MTB common stock for each share of UFJ Trust Bank common stock.

One Class 3 of Series 1 and one Class 3 of Series 2 shares of preferred stock of MTB for each First Class First Series and First Class Second Series shares of preferred stock of UFJ Trust Bank.

(8) Number of new shares to be issued in connection with the merger:

The number of shares to be issued is obtained by multiplying (x) the total number of shares of UFJ Trust Bank held by the shareholders entered or recorded in the shareholder register as of the day immediately preceding the date of the merger by (y) the above merger ratio.

(The number of new shares to be issued in connection with the merger is not decided as the preferred shares of UFJ Trust Bank may be converted to common stock by the date of the merger.)

[Note]

Number of total issued shares of UFJ Trust Bank as of March 31, 2005

Shares of common stock: 1,231,281,875 shares

First Class First Series shares of preferred stock: 8,000 shares

First Class Second Series shares of preferred stock: 200,000,000 shares

(9) Merger-related cash distribution:	No cash distribution will be made.

4. New Securities Company

(1) Company name:	Japanese Name: Mitsubishi UFJ Shoken Kabushiki Kaisha English Name: Mitsubishi UFJ Securities Co., Ltd.

(2) Merger structure:	Merger, whereby Mitsubishi Securities Co., Ltd. (Mitsubishi Securities) will be the surviving entity and UFJ Tsubasa Securities Co., Ltd. (UFJ Tsubasa Securities) will be the dissolving entity .

(3) Dates of the shareholders’ meetings to approve the merger:	June 29, 2005

(4) Date of the merger:	October 1, 2005 Date of commercial registration of the merger: October 3, 2005 (Scheduled)

(5) Date from which dividends on the shares of common stock to be allotted and delivered in connection with the merger shall be calculated:	April 1, 2005

(6) Representatives:	Chairman & CEO: Yasumasa Gomi Deputy Chairman: Koichi Kane President & COO: Kimisuke Fujimoto

(7) Merger ratio:	0.42 shares of Mitsubishi Securities common stock for each share of UFJ Tsubasa Securities common stock.

(8) Number of new shares to be issued following the merger:

The number of shares to be issued is obtained by multiplying (x) the total number of shares of UFJ Tsubasa Securities held by the shareholders entered or recorded in the shareholder register as of the day immediately preceding the date of the merger by (y) the above merger ratio.

[Note]

Total number of issued shares of UFJ Tsubasa Securities as of March 31, 2005

Shares of common stock: 603,243,089 shares

(9) Merger-related cash distribution:	No cash distribution will be made.

(10) Transfer of Stock Acquisition Rights:

UFJ Tsubasa Securities granted stock options (exercise price: 593 yen, exercise period: until March 31, 2006) to officers and employees following the resolution of the board of directors held on June 29, 2000. However, as these stock options are based on the stock subscription rights method prescribed by the provision under the previous Japanese Commercial Code (and that provision is not currently applicable), they cannot be succeeded to or assumed by the new securities company.

Therefore, UFJ Tsubasa Securities and the new securities company will issue and grant stock acquisition rights which will have the same commercial effect as the stock subscription rights which will be waived, and necessary procedures for the transfer of such rights will be taken.

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) filed a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 contains a prospectus and other documents. After the Form F-4 is declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 and prospectus contains important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that are filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT: Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9059 Hirotsugu_Hayashi@mtfg.co.jp	UFJ CONTACT: Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4, the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG filed with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.